UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities and Exchange Act of 1934

Calprop Corporation
(Name of Subject Company)

NewCal Corporation (Offeror)
Victor Zaccaglin (Other Person)
John Curci, Sr. (Other Person)
(Names of Persons Filing Statement)

Common stock, no par value
(Title of Class of Securities)

131352106
(CUSIP Number of Class of Securities)

Victor Zaccaglin
13160 Mindanao Way, Suite 1808
Marina Del Rey, California 90292
(310) 306-4314

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

WITH COPIES TO:

James R. Walther, Esq.
Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue, 25th Floor
Los Angeles, California 90071
(213) 229-9500

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☑ third-party tender offer subject to Rule 14d-1.

     ☐ issuer tender offer subject to Rule 13e-4.

     ☑ going-private transaction subject to Rule 13e-3.

     ☑ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Calculation of Filing Fee

Transaction
Valuation*

$1,067,655.55

Amount of Filing Fee **

$125.66

*	Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares, no par value (the “Shares”) of Calprop Corporation (the “Company”) (other than the 8,094,658 Shares owned by Mr. Zaccaglin and affiliates, to be tendered to the Purchaser pursuant to the terms of the tender offer) at a purchase price of $0.65 per Share, net to the seller in cash. As of March 21, 2005, there were 1,642,547 such Shares.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☑ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Filing Parties: NewCal Corporation, Victor
Amount Previously Paid:$125.66	Zaccaglin, John Curci, Sr.

Form of Registration No.:Schedule TO	Date Filed: March 25, 2005.

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on March 25, 2005 (as amended, the “Schedule TO”), which relates to the tender offer by NewCal Corporation, a California corporation (the “Purchaser”), to purchase any and all of the outstanding shares of Common Stock, no par value (the “Shares”), of Calprop Corporation, a California corporation (“Calprop”), at a purchase price of $0.65 per Share, upon the terms and subject to the conditions set forth in the Purchaser’s Offer To Purchase, dated March 25, 2005 (as amended, the “Offer To Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

     This Amendment No. 2 also amends and supplements the Schedule 13E-3 (as amended, the “Schedule 13E-3”) filed by and on behalf of Purchaser, Victor Zaccaglin and John Curci, Sr. that was combined with the Schedule TO in accordance with instruction I to Schedule 13E-3 and Instruction J to Schedule TO.

     Except as specifically provided herein, this Amendment No.2 does not modify any of the information previously reported on the combined Schedule TO and Schedule 13E-3.

Item 11. Additional Information

     Purchaser has extended the Offer until midnight, New York City time, on Thursday, May 19, 2005. The text of a press release issued by Purchaser on April 22, 2005, announcing the extension of the Offer is filed as Exhibit (a)(8) hereto. Purchaser has amended and restated the Offer to Purchase, the Letter of Transmittal, the Letter to Clients for Use by Brokers, Dealers,Commercial Banks, Trust Companies and Other Nominees and the Notice of Guaranteed Delivery previously mailed to Calprop stockholders on March 25, 2005 to reflect the new Expiration Date and in certain other respects. These amended and restated documents were mailed to stockholders, together with a letter to Calprop’s stockholders summarizing the revisions dated April 22, 2005 and are filed herewith as Exhibits (a)(1), (a)(3), (a)(4), (a)(5) and (a)(7), respectively.

Item 12. Exhibits

          Item 12 of the Schedule TO is hereby amended by replacing the Exhibits (a)(1), (a)(3), (a)(4) and (a)(5) with the following:

(a)(1) Amended and restated Offer To Purchase

(a)(3) Amended and restated Letter of Transmittal.

(a)(4) Amended and restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Amended and restated Notice of Guaranteed Delivery.

          Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(7) Letter to Calprop stockholders, dated April 22, 2005.

(a)(8) Press Release of Calprop Corporation, dated April 22, 2005.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: April 25, 2005

NewCal Corporation
By:	/s/ Victor Zaccaglin
Victor Zaccaglin
President

/s/ Victor Zaccaglin
Victor Zaccaglin

/s/ John Curci, Sr.*
John Curci, Sr.

*By Victor Zaccaglin, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Amended and restated Offer To Purchase*

(a)(2)	Shareholders Agreement, dated February 5, 2005 (incorporated herein by reference to Exhibit (a)(2) to Schedule TO filed on March 25, 2005).

(a)(3)	Amended and restated Letter of Transmittal.*

(a)(4)	Amended and restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Amended and restated Notice of Guaranteed Delivery.*

(a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9, dated March 25, 2005 (incorporated herein by reference to Exhibit (a)(6) to Schedule TO filed on March 25, 2005).

(a)(7)	Letter to Stockholders of Calprop Corporation, dated April 22, 2005.*

(a)(8)	Press Release of Calprop Corporation, dated April 22, 2005*.

(a)(9)	Agreement of Joint Filing and Power of Attorney, dated January 15, 2005 (incorporated herein by reference to Exhibit (a)(9) to Schedule TO filed on March 25, 2005).

(c)(1)	Opinion of Duff & Phelps LLC as to fairness of transaction, dated February 23, 2005 (incorporated herein by reference to Exhibit (c) to Schedule TO filed on March 25, 2005).

(c)(2)	Fairness Opinion Presentation to the Special Committee of the Board of Directors of Calprop Corporation by Duff & Phelps LLC, dated February 23, 2005.

(f)	Sections 1300 through 1313 of the General Corporation Law of the State of California (incorporated by reference to Schedule I of Exhibit (a)(1) to Schedule TO filed on March 25, 2005).

* Filed herewith.

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